UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: June 16, 2020

Commission File Number: 001-39301

LION GROUP HOLDING LTD.
(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay

Hong Kong

(Address of Principal Executive Offices)

Sze Hau Lee
Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay
Hong Kong
+852 2820 9099

Alex.lee@libkr.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one Class A Ordinary Share, $0.0001 par value per share	LGHL	The Nasdaq Stock Market LLC
Warrants to purchase Class A Ordinary Shares	LGHLW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 17,399,176 Ordinary Shares, including 7,647,962 Class A Ordinary Shares and 9,751,214 Class B Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

LION GROUP HOLDING LTD.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the Risk Factors section of the registration statement on Form F-4, which are incorporated by reference into this Report and which was filed with the United States Securities and Exchange Commission on March 23, 2020, as subsequently amended.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

EXPLANATORY NOTE

A business combination agreement dated March 10, 2020, as amended and restated on May 12, 2020 (the “Business Combination Agreement”), was entered into by and among Lion Group Holding Ltd., a Cayman Islands exempted company (the “Company”), Proficient Alpha Acquisition Corp., a Nevada corporation (“Proficient”), Lion MergerCo I, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (the “Merger Sub”), Lion Financial Group Limited, a corporation organized under the laws of the British Virgin Islands (“Lion”), each of the holders of Lion’s outstanding capital shares (collectively, the “Sellers”) and the other parties thereto, which, among other things, provides for (a) the merger of Merger Sub with and into Proficient (the “Merger”), with Proficient surviving the Merger and the stockholders of Proficient becoming equity holders of the Company and (b) immediately prior to the effectiveness of the Merger, the exchange of 100% of the outstanding ordinary shares of Lion by the Sellers for capital shares of the Company, (c) adoption of the Company’s amended and restated memorandum and articles of association, (d) adoption of the Company’s equity incentive plan, which will provide that the total awards under such equity incentive plan will be a number of ordinary shares of the Company equal to ten percent (10%) of the aggregate number of ordinary shares of the Company outstanding immediately after the Merger, and (e) appointment of the members of the Company board of directors after the closing of the Merger (collectively, the “Business Combination”).

On June 16, 2020, the Company consummated the Business Combination pursuant to the terms of the Business Combination Agreement and each of Proficient and Lion became a wholly-owned subsidiary of the Company. This Report is being filed in connection with the Business Combination.

Unless otherwise indicated, “we,” “us,” “our,” “the Company” and similar terminology refers to Lion Group Holding Ltd., a company organized under the laws of the Cayman Islands, and its subsidiaries subsequent to the Business Combination.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Company’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on March 23, 2020, as amended (the “Form F-4”) in the section entitled “Management of Pubco Following the Business Combination” and is incorporated herein by reference. The business address for each of Company’s directors and senior management is Unit A-C, 33/F Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong.

B. Advisors

Kirkland & Ellis International LLP, 26/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong, has acted as counsel for Lion and will act as counsel to the Company upon and following the consummation of the Business Combination.

C. Auditors

UHY LLP, 1185 Avenue of the Americas, 38th Floor, New York, NY 10036, has acted as independent auditing firm for Lion and will act as the Company’s independent auditing firm upon and following the consummation of the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

Selected financial information regarding Lion is included in the Form F-4 in the section entitled “Selected Historical Financial Information” is incorporated herein by reference.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company’s business are described in the Form F-4 in the section entitled “Risk Factors” and are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the Company

The Company was incorporated solely for the purpose of effectuating the Business Combination. The Company was incorporated under the laws of the Cayman Islands as an exempted company on February 11, 2020. Prior to the Business Combination, the Company owned no material assets and did not operate any business. The mailing address of the Company’s registered office is 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. After the consummation of the Business Combination, its principal executive office will be that of Lion, located at Unit A-C, 33/F, Tower A, Billion Center, 1 Wang Kwong Road, Kowloon Bay, Hong Kong, and its telephone number is +852 2796 2900.

On June 16, 2020, the Company consummated the Business Combination pursuant to the terms of the Business Combination Agreement and each of Proficient and Lion became a wholly-owned subsidiary of the Company.

B. Business Overview

Following and as a result of the Business Combination, all of the Company’s business is conducted through Lion and its subsidiaries. A description of the business is included in the Form F-4 in the sections entitled “Business of Lion” and “Lion’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and incorporated herein by reference.

C. Organizational structure

Upon consummation of the Business Combination, Lion became a wholly owned subsidiary of the Company. The Company’s organizational chart is on page 74 of the Form F-4 and is incorporated herein by reference.

D. Property, plants and equipment

The Company’s headquarters are located in Hong Kong, where it leased one principal executive office and one technology support office. The Company also has offices in Singapore and the Cayman Islands. All of the Company’s offices are leased from independent third parties.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of Lion is included in the Form F-4 in the section entitled “Lion’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which information is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

Information regarding the directors of the Company upon the consummation of the Business Combination is included in the Form F-4 in the section entitled “Management of Pubco Following the Business Combination.” All such information is incorporated herein by reference.

Upon consummation of the Business Combination, the Company has three executive officers, namely Chunning Wang, the chief executive officer, Sze Hau Lee, the chief financial officer and Hua Luo, the chief operating officer.

B. Compensation

The executive compensation of the Company’s executive officers and directors is described in the Form F-4 in the section entitled “Executive Compensation,” which information is incorporated herein by reference.

C. Board Practices

Information regarding the Company’s board of directors subsequent to the Business Combination is included in the Form F-4 in the section entitled “Management of Pubco Following the Business Combination,” which information is incorporated herein by reference.

D. Employees

Subsequent to the closing of the Business Combination, on June 16, 2020, the Company had 35 employees.

E. Share Ownership

Ownership of the Company’s shares by its executive officers and directors upon consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on a total number of 17,399,176 ordinary shares outstanding as of June 16, 2020, immediately upon the consummation of the Business Combination, including 7,647,962 Class A Ordinary Shares and 9,751,214 Class B Ordinary Shares, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Name and Address of Beneficial Owner	Number of Class A Ordinary Shares Beneficially Owned	Number of Class B Ordinary Shares Beneficially Owned	% of Voting Power(3)
Directors and Executive Officers
Jian Wang	—	7,838,101	74.53%
Chunning Wang(1)	—	1,913,113	18.19%
Shih-Chung Chou(2)	6,406,250	—	5.80%
Zhixiang Zhang	—	—	—
Chi Fai Choi	—	—	—
Walter Cook	—	—	—
Chi-yang Chen	—	—	—
Hua Luo	—	—	—
Sze Hau Lee	—	—	—
All executive officers and directors as a group	6,406,250	9,751,214	94.01%

Five Percent or Greater Shareholders
Legend Success Ventures Limited(1)	—	1,913,113	18.19%

(1)	Represents 1,913,113 Class B Ordinary Shares held by Legend Success Ventures Limited. Mr. Chunning Wang, the sole shareholder and sole director of Legend Success Ventures Limited, may be deemed to beneficially own shares held by Success Ventures Limited and has sole voting and dispositive control over such securities.
(2)	Represents 1,031,250 Class A Ordinary Shares and 5,375,000 Class A Ordinary Shares issuable upon exercise of Company’s warrants held by Complex Zenith Limited. Mr. Shih-Chung Chou, the sole shareholder and sole director of Complex Zenith Limited, may be deemed to beneficially own shares held by Complex Zenith Limited and has sole voting and dispositive control over such securities.
(3)	Each Class B Ordinary Share is entitled to 10 votes per share.

B. Related Party Transactions

Related party transactions of the Company are described in the Form F-4 in the section entitled “Certain Relationships and Related Person Transactions,” which is incorporated by reference herein.

C. Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

American depositary shares (ADSs), each representing one Class A Ordinary Share, and our warrants are listed on the Nasdaq Capital Market under the symbols “LGHL” and “LGHLW”, respectively. Holders of our ADSs and warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs and warrants are listed on the Nasdaq Capital Market under the symbols “LGHL” and “LGHLW”, respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized to issue (i) 450,000,000 ordinary shares, $0.0001 par value per share, divided into 300,000,000 Class A Ordinary Shares and 150,000,000 Class B Ordinary Shares, and (ii) 5,000,000 preferred shares, $0.0001 par value per share. As of June 16, 2020, subsequent to the closing of the Business Combination, there were 17,399,176 Ordinary Shares outstanding, including 7,647,962 Class A Ordinary Shares and 9,751,214 Class B Ordinary Shares, and no preferred shares outstanding. There were also 17,795,000 publicly traded warrants outstanding, each exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share.

B. Memorandum and Articles of Association

The description of our Amended and Restated Memorandum and Articles of Association is contained in our Form F-4, in the section entitled “The Business Combination Proposal - Pubco’s Amended and Restated Memorandum and Articles of Association” which is incorporated herein by reference.

C. Material Contracts

All material contracts of the business of the Company are described in the Form F-4, which is incorporated herein by reference.

D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

E. Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Business Combination are described in the Form F-4 in the sections entitled “The Business Combination Proposal - Material United States Federal Income Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has no current plans to pay dividends. The Company does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The information set forth in the section entitled “Business of Lion - Business Model Risk” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The information set forth in the sections entitled “Description of Pubco Securities” and “Description of Pubco American Depositary Shares” in the Form F-4 is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Lion are included in the Form F-4, and are incorporated herein by reference.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of the Company
2.1	Form of Company’s Specimen American Depositary Receipt (included in Exhibit 2.4)
2.2	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.5 of the Company’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.6 of the Company’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
2.4	Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary, and all holders and beneficial owners from time to time of ADSs issued thereunder (incorporated by reference to Exhibit (a) of the Company’s Registration on Form F-6 (File No. 238516) filed with the SEC on May 20, 2020)
2.5*	Amendment to Warrant Agreement, dated June 16, 2020, by and among the Company, Proficient and American Stock Transfer & Trust Company
4.1	First Amended and Restated Business Combination Agreement, dated as of May 12, 2020, by and among Proficient Alpha Acquisition Corp., Shih-Chung Chou, in the capacity as the Purchaser Representative, Lion Group Holding Ltd., Lion MergerCo I, Inc., Lion Financial Group Limited, Wang Jian and Legend Success Ventures Limited, in the capacity as the Seller Representatives and the stockholders of Lion Financial Group Limited named therein (incorporated by reference to Exhibit 2.1 of the Company’s Amendment No. 2 to F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.2	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Jian Wang (incorporated by reference to Exhibit 10.1 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.3	Lock-Up Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Shih-Chung Chou, in the capacity as the Purchaser Representative, and Legend Success Ventures Limited (incorporated by reference to Exhibit 10.2 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.4	Non-Competition and Non-Solicitation Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Proficient Alpha Acquisition Corp., Lion Financial Group Limited and Chunning Wang (incorporated by reference to Exhibit 10.3 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)

4.5	Non-Competition and Non-Solicitation Agreement, dated as of March 10, 2020, by and among Lion Group Holding Ltd., Proficient Alpha Acquisition Corp., Lion Financial Group Limited and Chunning Wang (incorporated by reference to Exhibit 10.4 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.6	Form of Seller Registration Rights Agreement, by and among, Lion Group Holding Ltd. and the Sellers (incorporated by reference to Exhibit 10.5 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.7	Form of First Amendment to Registration Rights Agreement, by and among, Proficient Alpha Acquisition Corp., Lion Group Holding Ltd., I-Bankers Securities, Inc. and the Founders (incorporated by reference to Exhibit 10.6 of Proficient’s Form 8-K (File No. 001-38925), filed with the SEC on March 16, 2020)
4.8	Terms of Business for Exchange Traded Futures and Options Business, dated as of October 10, 2018, by and between Lion Brokers Limited and G. H. Financials (Hong Kong) Limited (incorporated by reference to Exhibit 10.19 of Company’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.9	Service Agreement, dated as of November 1, 2019, by and between Lion Futures Limited and Esunny International (Hong Kong) Co., Ltd. (incorporated by reference to Exhibit 10.21 of Company’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.10#	Contract for Purchase of Trading System and Services, dated as of April 22, 2019, by and between Lion Brokers Limited and Hangzhou Lanlian Technology Co., Ltd (incorporated by reference to Exhibit 10.23 of Company’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
4.11	Form of Employment Agreement between the Company and each executive officer of the Company (incorporated by reference to Exhibit 10.25 of Company’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.12	Form of Indemnification Agreement between the Company and each of the directors and executive officers of the Company (incorporated by reference to Exhibit 10.26 of Company’s Amendment No. 2 to Form F-4 (File No. 237336), filed with the SEC on May 18, 2020)
4.13	Company’s 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.24 of Company’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)
8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of Company’s Form F-4 (File No. 237336), filed with the SEC on March 23, 2020)
11.1	Form of Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14 of Company’s Amendment No. 1 to Form F-4 (File No. 237336), filed with the SEC on April 24, 2020)

*	Filed herewith
#	Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the Commission upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

LION GROUP HOLDING LTD.

June 22, 2020	By:	/s/ Jian Wang
Name: Jian Wang
Title: Chairman of the Board